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                          September 12, 2022

       James Mish
       Chief Executive Officer
       22nd Century Group, Inc.
       500 Seneca Street, Suite 507
       Buffalo, New York, 14204

                                                        Re: 22nd Century Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 2,
2022
                                                            File No. 333-267266

       Dear Mr. Mish:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              John Wolfel